FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                 No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                 No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                 No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Prisma Medios de Pago S.A. – Tranfer of shares – Additional Information

City of Buenos Aires, January 23, 2019

Securities and Exchange Commissions

Ref.: Prisma Medios de Pago S.A. – Tranfer of shares. Additional information.

BBVA Banco Francés S.A hereby informs that Bolsa de Comercio de Buenos Aires CR 198077, representing Bolsas y Mercados Argentinos S.A. has presented a note requesting additional information on the transfer of shares of Prisma Medios de Pago S.A.

To this end, as we published in the Relevant Event dated 22/01/2019, BBVA Banco Francés S.A. has accepted the purchase offer made by AI Zenith (Netherlands) BV for the acquisition of 51% of the shareholding held by BBVA Banco Francés S.A. on Prisma Medios de Pago SA, consisting of 2,344,064 shares (the “Shares”).

The price initially offered is US$ 80,543,355 (US Dollars eighty million five hundred forty-three thousand three hundred and fifty-five). This transaction is subject to price adjustments in accordance with the offer received, for which the final price and thus, the economic result of the transaction will be obtained once the closing has been completed and the transfer of the Shares has been perfected, which we will report in a timely manner.

Sincerely

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: January 23, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer